Exhibit 99.1

Sinovac Announces Postponement of Annual General Meeting
Monday August 20, 8:49 pm ET

BEIJING, Aug. 20 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, notified its shareholders today that the Annual General Meeting of shareholders, convened for August 21, 2007, has been postponed due the geographical nature of its shareholders and technical difficulties with the mailing of proxy materials. The Company is currently working to ensure that shareholders receive necessary proxy materials in an efficient manner and will provide an update on the date of the postponed meeting as quickly as possible, to be held before the end of September 2007 with an unchanged agenda and venue.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Contact Information:
      Helen G. Yang
      Sinovac Biotech Ltd.
      Tel:   +86-10-8289-0088 Ext. 871
      Fax:   +86-10-6296-6910
      Email: info@sinovac.com

     Investors/Media:
      Stephanie Carrington/Janine McCargo
      The Ruth Group
      Tel:   +1-646-536-7017/7033
      Email: scarrington@theruthgroup.com
                jmccargo@theruthgroup.com